SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telecom Argentina S.A.

Item

1.	Documentation of the General Ordinary and Extraordinary Shareholders’ Meeting summoned for April 8, 2016

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, March 9th, 2016

Securities & Exchange Commission

Dear Sirs,

RE.: Documentation of the General Ordinary and Extraordinary Shareholders’ Meeting summoned for April 8, 2016

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), to present the documentation of the referred Shareholders’ Meeting.

We hereby attach:

a)	The Notice of Summons of the Shareholders’ Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders’ Meeting.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’

MEETING.

The shareholders are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 8, 2016, at 10:00 a.m. on a first call, and at 11:00 a.m. on a second call (for the matters that must be decided at an Ordinary Meeting) at the headquarter offices at Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, in order to consider the following:

1°) Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2°) Consideration of the appointment of regular and alternate Directors. Consideration of the resignations submitted by three members and three alternate members of the Supervisory Committee and appointment of their replacements until the next Annual Ordinary Shareholders´ Meeting is held.

3º) Review of the performance of the regular and alternate Directors as well as the members and alternate members of the Supervisory Committee who resigned due to the change of the controlling shareholder of Telecom Argentina S.A..

4°) To grant indemnity to the extent and as far as it is allowed by law, for a period of 6 years, to the members and alternate members of the Board of Directors and of the Supervisory Committee who resigned to their positions due to the change of the controlling shareholder of the Company and to the former Directors and members of the Supervisory Committee of Telecom Argentina S.A. nominated or appointed, directly or indirectly, by the former controlling shareholder.

THE BOARD OF DIRECTORS.

Note 1: Item 4 on the Agenda will be addressed according to the rules applicable to Extraordinary Shareholders’ Meetings, and the remaining items will be addressed according to the rules applicable to Ordinary Shareholders’ Meetings.

Note 2: To be able to attend the Meeting, shareholders are required to deposit their book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. The deadline to submit the share certificate is April 4, 2016, at 5 p.m.

Note 3: The documents to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the issues to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Hard copies of such documents may be obtained at the place and during the hours stated in Note 2.

Note 4: Pursuant to the provisions of Section 22 of the Chapter II, Title II of the CNV rules, at the time of registration and at the time of attending the Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities constituted abroad, trusts or any other similar entity, must provide the information and deliver the documentation as required by the CNV rules in Sections 24, 25 and 26 of Chapter II, Title II.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 6: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Register.

TELECOM ARGENTINA S.A.

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES TO BE

DISCUSSED AT THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’

MEETING SUMMONED FOR APRIL 8, 2016.

First item: It is proposed to the Shareholders’ Meeting the designation to approve and sign the Minutes of the two shareholders that registered the higher number of shares to participate in the Meeting.

Second item: No proposal is made over this item, leaving under consideration of the Shareholders´ Meeting the appointment of regular and alternate Directors for the vacancies that were filled by the Supervisory Committee on March 8, 2016 and the resignations submitted by the three regular and alternate members of the Supervisory Committee. The Board of Directors abstains from submitting a proposal in respect to the candidates to be appointed as members and alternate members of the Supervisory Committee. Shareholders who shall propose candidates to serve on the Supervisory Committee are reminded of the requirement to notify the Shareholders’ Meeting if such candidates qualify as “independent” and that Section 79 of the Law 26,831 provides: “In companies under public offering rules on shares or bonds, all the members of the Supervisory Committee shall qualify as independent”.

Third item: No proposal is submitted on this item, leaving under consideration of the Shareholders’ Meeting the review of the performance of the members of the Board of Directors and the Supervisory Committee that have resigned due to the change of the controlling shareholder of the Company.

Fourth item: It is proposed to the Shareholders to approve to grant indemnity to the extent and as far as is it allowed by law, for a period of 6 years, to the regular and alternate members of the Board of Directors and of the Supervisory Committee who resigned to their positions due to the change of the Company’s controlling shareholder, and to the former Directors and members of the Supervisory Committee of the Company nominated or appointed, directly or indirectly, by the former controlling shareholder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 9th, 2016	By:	/s/ Pedro G. Insussarry
Name: Pedro G. Insussarry
Title: Responsible for Market Relations